Exhibit 99.1

News

Merisel, Inc. Announces Second Quarter 2011 Results

(In thousands except for per share amounts)

New York, New York – April 15, 2011– Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the three and six month periods ended June 30, 2011.

Net sales for the three and six month periods ended June 30, 2011 were $15,285 and $32,640, respectively, compared to $16,749 and $31,757 for the three and six month periods ended June 30, 2010, respectively. The Company  reported a net loss available to common stockholders of ($1,100) or ($0.15) per share and ($1,262) or ($0.17) per share for the three and six months ended June 30, 2011, respectively, compared to ($258) or ($0.04) per share and ($2,019) or ($0.28) per share for the three and six months end June 30, 2010, respectively.

About Merisel

Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles, Chicago and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of May 16, 2011. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K and amended on Form 10-K/A for the year ended December 31, 2010, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net sales	$15,285	$16,749	$32,640	$31,755

Cost of sales	9,227	9,675	19,174	18,986

Gross profit	6,058	7,074	13,466	12,769

Selling, general & administrative expenses	6,587	6,839	13,769	13,524

Operating income (loss)	(529)	235	(303)	(755)

Interest expense, net	571	98	990	229

Income (loss) before benefit for income tax	(1,100)	137	(1,293)	(984)

Income tax benefit	-	(257)	(31)	(257)

Net income (loss)	(1,100)	394	(1,262)	(727)
Preferred stock dividends	-	652	-	1,292
Loss available to common stockholders	$(1,100)	$(258)	$(1,262)	$(2,019)

Loss per share (basic and diluted):
Net loss available to common stockholders	$(0.15)	$(0.04)	$(0.17)	$(0.28)
Weighted average number of shares
Basic	7,215	7,213	7,215	7,213
Diluted	7,215	7,213	7,215	7,213